LIBERTY SILVER CORP.

181 Bay Street, Suite 2330, Brookfield Place, P.O. Box 848, Toronto, ON M5J 2T3 T. (888) 749-4619

March 1, 2013

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 1, 2013

File No. 333-184962

Dear Mr. Reynolds:

An amended registration statement on Form S-1 was filed on March 1, 2013 in response to your comments on February 28, 2013.  The amended registration statement included responses to each of your comments.   We believe we have now filed all appropriate amendments.

We represent and acknowledge the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Therefore, pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Company’s registration statement be accelerated, so that it will become effective at 2:00 p.m., Eastern Standard Time, on March 1, 2013, or as soon thereafter as practicable.

Sincerely yours,

Liberty Silver Corp.

/s/R. Geoffrey Browne

By: R. Geoffrey Browne,

Chief Executive Officer